Exhibit 99

April 03, 2025

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

We would like to intimate the following:

1)

The Bank’s average advances under management (advances grossing up for inter-bank participation certificates, bills rediscounted and securitisation / assignment) were ₹ 26,955 billion for the March 2025 quarter, a growth of around 7.3% over ₹ 25,125 billion for the March 2024 quarter, and a growth of around 2.6% over ₹ 26,276 billion for the December 2024 quarter.

The Bank’s period end advances under management (advances grossing up for inter-bank participation certificates, bills rediscounted and securitisation / assignment) were ₹ 27,735 billion as of March 31, 2025, a growth of around 7.7% over ₹ 25,758 billion as of March 31, 2024, and a growth of around 3.3% over ₹ 26,839 billion as of December 31, 2024. On a year-on-year basis, retail loans grew by around 9.0%; commercial & rural banking loans grew by around 12.8%; and corporate & other wholesale loans were lower by around 3.6% over March 31, 2024.

The Bank’s period end gross advances aggregated to approximately ₹ 26,435 billion as of March 31, 2025, a growth of around 5.4% over ₹ 25,078 billion as of March 31, 2024.

During the quarter ended March 31, 2025, the Bank securitised / assigned loans of ₹ 107 billion (year to date ₹ 570 billion) as a strategic initiative.

2)

The Bank’s average deposits were ₹ 25,279 billion for the March 2025 quarter, a growth of around 15.8% over ₹ 21,836 billion for the March 2024 quarter, and around 3.1% over ₹ 24,528 billion for the December 2024 quarter.

The Bank’s average CASA deposits were ₹ 8,289 billion for the March 2025 quarter, a growth of around 5.7% over ₹ 7,844 billion for the March 2024 quarter, and around 1.4% compared to ₹ 8,176 billion for the December 2024 quarter.

The Bank’s average time deposits were ₹ 16,990 billion for the March 2025 quarter, a growth of around 21.4% over ₹ 13,992 billion for the March 2024 quarter, and around 3.9% compared to ₹ 16,352 billion for the December 2024 quarter, reflecting customer preference for time deposits.

The Bank’s period end deposits were ₹ 27,145 billion as of March 31, 2025, a growth of around 14.1% over ₹ 23,798 billion as of March 31, 2024, and a growth of around 5.9% over ₹ 25,638 billion as of December 31, 2024.

The Bank’s period end CASA deposits were ₹ 9,445 billion as of March 31, 2025, a growth of around 3.9% over ₹ 9,088 billion as of March 31, 2024, and a growth of around 8.2% over ₹ 8,727 billion as of December 31, 2024.

The Bank’s period end time deposits were ₹ 17,700 billion as of March 31, 2025, a growth of around 20.3% over ₹ 14,710 billion as of March 31, 2024, and a growth of around 4.7% over ₹ 16,911 billion as of December 31, 2024.

3)	Key business volumes are as under:

Key figures (₹ billion)	31-Mar-24	31-Dec-24	31-Mar-25	QoQ	YoY

Advances under management*
Average	25,125	26,276	26,955	2.6%	7.3%
Period end	25,758	26,839	27,735	3.3%	7.7%

Gross advances – Period end	25,078	25,426	26,435	4.0%	5.4%

Deposits – Average	21,836	24,528	25,279	3.1%	15.8%
CASA deposits	7,844	8,176	8,289	1.4%	5.7%
Time deposits	13,992	16,352	16,990	3.9%	21.4%

Deposits – Period end	23,798	25,638	27,145	5.9%	14.1%
CASA deposits	9,088	8,727	9,445	8.2%	3.9%
Time deposits	14,710	16,911	17,700	4.7%	20.3%

*gross of inter-bank participation certificates, bills rediscounted and securitisation / assignment

The results of the Bank as of March 31, 2025, will be subjected to an audit by the statutory auditors of the Bank.

We request you to bring the above to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary & Head – Group Oversight